Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

News Release

February 14, 2024

Atmus To File Form S-4 Registration Statement in Connection with
Cummins Exchange Offer

NASHVILLE, Tenn - Atmus Filtration Technologies Inc. (Atmus; NYSE: ATMU) today announced that it will file a Form S-4 Registration Statement with the Securities and Exchange Commission (the “SEC”) in connection with Cummins’ (NYSE: CMI) offer to exchange up to 67,054,726 shares of Atmus common stock that Cummins owns, representing 80.5% of the total outstanding shares of Atmus common stock, for outstanding shares of Cummins common stock. Pursuant to the exchange offer, Cummins shareholders will have the opportunity to exchange all, some, or none of their shares of Cummins common stock for shares of Atmus common stock, subject to the terms of the exchange offer.

Cummins currently owns approximately 80.5% of the total outstanding shares of Atmus common stock. If the exchange offer (including all related transactions) is completed, Cummins will no longer be the controlling shareholder of Atmus, and Atmus will operate as a fully independent company.

“Today marks an important milestone in our 65-year history of providing industry-leading filtration and media solutions to our customers,” shared Steph Disher, Chief Executive Officer of Atmus. "Our Atmus team delivered strong performance in our first year as a public company and we are just getting started. I am excited to work alongside our talented and highly capable team to realize the full potential of Atmus as we transition to a fully independent company.”

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should participate in the exchange offer. The offer is made solely by the prospectus referenced below.

About Atmus

Atmus Filtration Technologies Inc. is a global leader in filtration and media solutions. For more than 65 years, the company has combined its culture of innovation with a rich history of designing and manufacturing filtration solutions. With a presence on six continents, Atmus serves customers across truck, bus, agriculture, construction, mining, marine and power generation vehicle and equipment markets, along with comprehensive aftermarket support and solutions. Headquartered in Nashville, Tennessee (U.S.), Atmus employs approximately 4,500 people globally who are committed to creating a better future by protecting what is important. Learn more at https://www.atmus.com/

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins will file with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).

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Media Contacts

Investor relations:

Todd Chirillo

investor.relations@atmus.com

Media relations:

Keri Moenssen

media.inquiries@atmus.com

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